                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                   Under the Securities Exchange Act of 1934

                                drkoop.com, Inc.
        (Exact name of registrant as specified in its corporate charter)

                                   000-26275
                              Commission File No.

                  Delaware                                       95-4697615
           State of Incorporation                              (IRS Employer
                                                            Identification No.)

                          7000 North Mopac, Suite 400
                              Austin, Texas 78731
                    (Address of principal executive offices)

                                 (512) 583-5667
              (Registrant's telephone number, including area code)

                               September 1, 2000
                                drkoop.com, Inc.

                                 Schedule 14f-1

                                  INTRODUCTION

   This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of drkoop.com, Inc. The date of this Information Statement is September 1, 2000.

   We have completed a private placement of $27.5 million of our Series D 8% Convertible Preferred Stock ("Preferred Stock"). The private placement was consummated in two tranches. The first tranche of $20.0 million of Preferred Stock was consummated on August 22, 2000 and the second tranche of $7.5 million of Preferred Stock was completed on August 25, 2000. The offering was made solely to accredited investors by way of a private placement exempt from registration under the Securities Act of 1933, as amended.

   In connection with the private placement, our board of directors appointed Richard Rosenblatt as our Chief Executive Officer and Edward A. Cespedes as our President. Mr. Rosenblatt also became a director following the initial closing of the private placement. He joined C. Everett Koop, Donald Hackett, Nancy Snyderman and John Zaccaro on our board of directors.

   Under an agreement that we entered into with our placement agent, Commonwealth Associates, L.P., in connection with the private placement, we agreed that for so long as 400,000 shares of Preferred Stock remain outstanding, we will use our reasonable efforts to cause to be elected to our board two designees of Commonwealth and two designees of the holders of Preferred Stock. We expect that Dr. Snyderman and Mr. Zaccaro will resign as directors (the "Resigning Directors") and that Edwin M. Cooperman and Joseph P. Wynne will become directors as Commonwealth's designees and Marshall S. Geller and Scott J. Hyten will become directors as designees of the Preferred Stock investors. In addition, it is expected that our new board will nominate and elect George A. Vandeman as an additional director. Messrs. Cooperman, Wynne, Geller, Hyten and Vandeman are referred to in this information statement as the "Proposed Directors." The change in directors is intended to occur at the next meeting of our board of directors, but no earlier than ten (10) days after the date on which this information statement is filed with the Securities and Exchange Commission (the "SEC") and mailed to all holders of record of our common stock as required by Rule 14f-1 of the Exchange Act.

   This information statement is being mailed to stockholders of record as of August 30, 2000 and filed with the Commission on September 1, 2000.

   NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR OR OFFICER.

                               VOTING SECURITIES

   As of July 31, 2000, there were 34,912,016 shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. In addition, there are currently outstanding 2,750,000 shares of our Preferred Stock, which are currently convertible into 78,571,428 shares of our common stock at the option of each holder of Preferred Stock. The holders of Preferred Stock are entitled to one vote per share of common stock issuable upon conversion of the Preferred stock as of the record date for any such vote on all matters submitted to a vote of our stockholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 2000 by (i) each of the Proposed Directors; (ii) each named executive officer of the Company (as that term is defined in Item 402(a)(3) of Regulation S-K); (iii) each person who is known to us to be the beneficial owner of more than five percent of the our common stock based on a review of filings made with the SEC on or before August 31, 2000 and
(iv) all of the Proposed Directors and executive officers as a group. For purposes of determining the percent of class for each beneficial owner, we have used the number of shares of our common stock outstanding as of July 31, 2000, or 34,912,016 shares. Unless otherwise indicated, the address of each named beneficial owner is c/o drkoop.com, Inc., 7000 North Mopac, Suite 400, Austin, Texas 78731. Except as otherwise indicated, to our knowledge the persons named in the table have sole voting and dispositive power with respect to all share beneficially owned, subject to community property laws where applicable.

                                          Number of Shares
                                         Beneficially Owned  Percent of Class
                                        -------------------- ----------------
Name and address of Beneficial owners     Common   Preferred Common Preferred
-------------------------------------   ---------- --------- ------ ---------
C. Everett Koop, M.D.(2)...............  2,582,281      --     7.2%     --
Richard M. Rosenblatt(3)............... 16,180,285  150,000   31.7%    5.5%
Highview Ventures, LLC(3)..............  8,343,285  150,000   19.3%    5.5%
 233 Wilshire Boulevard, Suite 800
 Santa Monica, CA 90401
Prime Ventures, LLC(3).................  6,771,857  100,000   16.2%    3.6%
 233 Wilshire Boulevard, Suite 800
 Santa Monica, CA 90401
Elizabeth Heller(3)....................  6,771,857  100,000   16.2%    3.6%
Donald W. Hackett(4)...................  6,540,311      --    17.9%     --
John F. Zaccaro(5).....................  1,559,415      --     4.3%     --
Nancy L. Snyderman, M.D.(6)............    118,933      --       *      --
Edwin M. Cooperman(7)(18)..............    142,857    5,000      *       *
Marshall S. Geller(8)(18)..............  2,571,427   50,000    6.9%    1.8%
Scott J. Hyten(9)(18)..................  5,714,286  200,000   14.1%    7.3%
George A. Vandeman(10)(18).............    785,715   25,000    2.2%      *
Joseph P. Wynne(11)(18)................     94,794      500      *       *
Commonwealth Associates, L.P.(11)......  3,416,957      --     8.9%     --
 830 Third Avenue
 New York, NY 10022
Commonwealth Associates Management
 Corp.(11).............................  3,416,957      --     8.9%     --
ComVest Venture Partners LP(11)........ 19,071,429  150,000   35.3%    5.5%
ComVest Management LLC(11)............. 19,071,429  150,000   35.3%    5.5%
Michael S. Falk(11).................... 24,621,036  175,000   41.4%    6.4%
Robert Priddy(11)......................  5,714,286  200,000   14.1%    7.3%
RMC Capital, LLC(11)...................  5,714,286  200,000   14.1%    7.3%
 1640 Powers Ferry, Suite 125
 Marietta, Georgia 30067
Edward A. Cespedes(12).................  9,371,857  100,000   21.2%    3.6%
Stephen Plutsky(13)....................  1,417,000      --     3.9%     --
Louis A. Scalpati(14)..................  1,576,723      --     4.4%     --
Adventist Health System Sunbelt
 Healthcare Corporation(15)............  3,023,269      --     8.7%     --
 111 North Orlando Avenue
 Winter Park, FL 32789
America Online, Inc.(16)...............  3,500,000      --    10.0%     --
 22000 AOL Way
 Dulles, VA 20166
J.F. Shea Co., Inc.(17)................  8,571,429  300,000   19.7%   10.9%
 655 Brea Canyon Road
 Walnut, CA 91789
Flynn Corporation(18)..................  2,857,142  100,000    7.6%    3.6%
Gallagher Corporation(18)..............  2,857,142  100,000    7.6%    3.6%
All officers, directors and Proposed
 Directors as a group (13 persons)..... 41,884,027  555,500   75.6%   20.2%

--------
  * Represents less than 1% of the issued and outstanding shares.
 (1) Beneficial ownership is determined in accordance with the SEC's rules and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of August 31, 2000, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to the community property laws where applicable, to our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each person is our address at 7000 N. Mopac, Suite 400, Austin, Texas 78731.

 (2) Includes 749,414 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2000 and 2,800 shares of common stock issued to Dr. Koop's spouse over which Dr. Koop has shared voting and dispositive power.

 (3) The shares of common stock listed as beneficially owned by Mr. Rosenblatt consist of (i) options to purchase 7,837,000 shares of common stock, 25% of which are currently exercisable and 25% of which will become exercisable on each of August 21, 2001, 2002 and 2003; (ii) 2,857,143 shares of common stock issuable upon conversion of 100,000 shares of Preferred Stock issued to Prime Ventures; (iii) warrants to purchase 3,914,714 shares of common stock issued to Prime Ventures;
     (iv) 1,428,571 shares of common stock issuable upon conversion of 50,000 shares of Preferred stock issued to Highview Ventures; and (v) a warrant to purchase 142,857 shares of common stock issued to Highview Ventures. The shares of Preferred Stock listed as beneficially owned by Mr. Rosenblatt consist of 100,000 shares of Preferred Stock issued to Prime Ventures and 50,000 shares of Preferred Stock issued to Highview Ventures. The shares of common stock and Preferred Stock listed as beneficially owned by Highview Ventures consist of the securities listed above that were issued to Highview Ventures and Prime Ventures. Mr. Rosenblatt is the sole Managing Member of Highview and is a Managing Member of Prime Ventures. As such, he shares indirect voting and dispositive power over the shares owned by Highview and Prime. Mr. Rosenblatt has sole voting and dispositive power with respect to the securities issued to Highview Ventures and shared voting and dispositve power with respect to the securities issued to Prime Ventures. Highview Ventures, as the holder of a majority of the equity securities of Prime Ventures, has shared voting and dispositive power with respect to the securities issued to Prime Ventures. The shares of common stock and Preferred Stock listed as beneficially owned by Ms. Heller consist of shares owned of record by Prime Ventures. Ms. Heller is a Managing Director and a member of Prime Ventures and may therefore be deemed to share voting and dispositive power with respect to securities beneficially owned by Prime Ventures. The forgoing shall not be deemed an admission that Ms. Heller beneficially owns any securities beneficially owned by Prime Ventures.

 (4) Includes 1,645,086 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2000.

 (5) Includes 940,348 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2000.

 (6) Includes 118,933 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 31, 2000.

 (7) The shares of common stock listed as beneficially owned by Mr. Cooperman consist of 142,857 shares issuable upon conversion of 5,000 shares of Preferred Stock.

 (8) The shares of common stock listed as beneficially owned by Mr. Geller consist of (i) 1,428,570 shares of common stock issuable upon conversion of 100,000 shares of Preferred Stock; and (ii) warrants to purchase 1,142,857 shares of common stock. Mr. Geller's address is 433 N. Camden Drive, Suite 500 Beverly Hills, California 90210.

 (9) The shares of common stock listed as beneficially owned by Mr. Hyten consist of 5,714,286 shares issuable upon conversion of 200,000 shares of Preferred Stock. These shares were purchased by Interfase

    Capital Partners IV, L.P., the general partner of which is Interfase Management LP, the general partner of which is Interfase Managers LLC, of which Mr. Hyten is president. Mr. Hyten may be deemed to share voting and dispositive power with respect to such shares with such entities. The address of Mr. Hyten and the other entities listed in this footnote is 1301 Capital of Texas Highway, Suite A300, Austin, TX 78746.

(10) The shares of common stock listed as beneficially owned by Mr. Vandeman consist of (i) 785,715 shares of common stock issuable upon conversion of 100,000 shares of Preferred Stock issued to Vandeman Holdings LLC; and
     (ii) warrants to purchase 71,429 shares of common stock issued to Vandeman Holdings LLC. Mr. Vandeman is the sole Managing Member of Vandeman Holdings, LLC. Mr. Vandeman's address is 275 Durley Ave, Camarillo, CA 93010-9102.

(11) The number of shares beneficially owned is based solely on a joint
     Schedule 13D, filed with the SEC on September 1, 2000. Commonwealth Associates. L.P., Commonwealth Associates Management Corp. and Mr. Falk may be deemed to have shared voting and dispositive power with respect to 3,416,957 shares of common stock beneficially held by Commonwealth Associates, L.P., ComVest Venture Partners LP, ComVest Management LLC and Mr. Falk may be deemed to have shared voting and dispositive power with respect to 19,071,429 shares of common stock and 150,000 shares of Preferred Stock beneficially held by ComVest Venture Partners. RMC Capital, LLC and Mr. Priddy may be deemed to have shared voting and dispositive power with respect to 5,714,286 shares of common stock beneficially held by RMC Capital, LLC. The addresses of Commonwealth Associates Management Corp., ComVest Venture Partners LP, ComVest Management LLC and Michael S. Falk are the same as that of Commonwealth Associates, L.P. The address of Robert Priddy is the same as that of RMC Capital, LLC.

(12) The shares of common stock listed as beneficially owned by Mr. Cespedes consist of (i) options to purchase 2,600,000 shares of common stock, 25% of which are currently exercisable and 25% of which will become exercisable on each of August 21, 2001, 2002 and 2003; (ii) the 6,771,857 shares of common stock beneficially owned by Prime Ventures and 100,000 shares of Preferred Stock owned of record by Prime Ventures. Mr. Cespedes is a Managing Director and a member of Prime Ventures and may therefore be deemed to share voting and investment power with respect to securities owned of record by Prime Ventures. The forgoing shall not be deemed an admission that Mr. Cespedes beneficially owns any securities beneficially owned by Prime Ventures.

(13) The shares of common stock listed as beneficially owned by Mr. Plutsky consist of options to purchase 1,417,000 shares of common stock, 25% of which are currently exercisable and 25% of which will become exercisable on each of August 21, 2001, 2002 and 2003.

(14) Includes 1,201,723 shares of common stock assumable upon the exercise of options exercisable within 60 days of August 31, 2000.

(15) The number of shares beneficially owned is based solely on a Schedule 13G, filed with the SEC on February 11, 2000.

(16) The number of shares beneficially owned is based solely on a Schedule 13G, filed with the SEC on April 28, 2000.

(17) The number of shares beneficially owned is based solely on a Schedule 13G, filed with the SEC on September 1, 2000. The shares of common stock listed as beneficially owned consist of shares issuable upon conversion of 300,000 shares of Preferred Stock.

(18) Proposed Director.

(19) The number of shares beneficially owned is based solely on the issuance by the Company of Preferred Stock to Flynn Corporation and Gallagher Corporation in the private placement.

                               CHANGE OF CONTROL

   We have entered into a series of financing and related transactions which may be deemed to constitute a change of control. The following summaries of our preferred stock and of agreements that we have entered into are summaries and are qualified in their entirety by references to the agreements and Certificate of Designation of our preferred stock which we filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2000. Investors are urged to review the full text of those documents which define the rights of the new investors.

General

   We completed a private placement of $27.5 million of our Preferred Stock to accredited investors. The private placement was consummated in two tranches. The first tranche of $20.0 million of Preferred Stock was consummated on August 22, 2000 and the second tranche of $7.5 million of Preferred Stock was completed on August 25, 2000. The offering was made solely to accredited investors by way of a private placement exempt from registration under the Securities Act of 1933, as amended. Commonwealth Associates, L.P. acted as placement agent in the private placement. The 2,750,000 shares of Preferred Stock issued in the private placement are initially convertible into 78,571,428 shares of our common stock reflecting a conversion price of $0.35 per share. This conversion price is subject to adjustments.

   In connection with the private placement, we hired a new management team, which is headed by Richard M. Rosenblatt, our new Chief Executive Officer. Our new management team, Prime Ventures, LLC (a venture capital firm specializing in investments in Internet and technology companies that is also managed by members of our new management team) and certain members and associates of Prime Ventures, LLC (collectively, the "Prime Investors") purchased approximately $6.0 million of the Preferred Stock in this private placement.

   In connection with the private placement and the hiring of the new management team, we also issued (i) options to purchase 13,371,000 shares for $0.35 per share to members of our new management team and certain other new employees, (ii) warrants to purchase 2,721,426 shares for $0.35 per share to the Prime Investors (the "Prime Investor Warrants") and (iii) warrants to purchase 3,629,000 shares for a purchase price of $0.35 per share to Prime Ventures, LLC (the "Prime Warrants"). The placement agent received warrants and other compensation for placing the securities. Please see "Compensation to Placement Agent; Repayment of Bridge Loan and Other Transaction Expenses."

   As we previously reported, in connection with this private placement, we obtained a waiver from the Nasdaq Stock Market, Inc. to its standard requirement that stockholder approval be obtained in advance of any private placement of equity securities if the transaction would result in a change of control of the company or in shares of common stock representing more than 19.9% of our outstanding stock being issued at less than market prices. In compliance with the requirements of Nasdaq, on July 14, 2000 and August 21, 2000 we mailed to our stockholders notices of the granting of this waiver.

Preferred Stock

   The Preferred Stock, which was issued for an initial issuance price of $10.00 per share, has a liquidation preference of $15.00 per share, plus accrued and unpaid dividends, which is payable upon (i) the liquidation or dissolution of the company, (ii) the merger of the company where the stockholders immediately prior to such merger no longer retain more than 50% of the voting control, or (iii) the sale of all or substantially all of the assets of the company. In the event of a merger or sale, we may elect to pay the liquidation amount in shares of our common stock in lieu of cash. The liquidation preference of the Preferred Stock is payable to holders of record of the Preferred Stock before and in preference to any distribution to the holders of our common stock or any other security that is junior to the Preferred Stock.

   Shares of Preferred Stock were purchased by certain of the Proposed Directors, our executive officers, beneficial holders of 5% or more of our common stock or their affiliates as follows: (1) 100,000 shares were purchased by Prime Ventures, LLC, of which Mr. Rosenblatt and Mr. Cespedes are Managing Members, (2) 50,000 shares were purchased by Highview Ventures, LLC, of which Mr. Rosenblatt is the sole Managing Member, (3) 25,000 shares were purchased by Vandeman Holdings LLC of which Mr. Vanderman is the Managing Member, (4) 50,000 shares were purchased by Mr. Geller, (5) 500 shares were purchased by Joseph P. Wynne, (6) 150,000 shares were purchased by ComVest Venture Partners LP, (7) 25,000 shares were purchased by Michael S. Falk, (8) 200,000 shares were purchased by RMC Capital, LLC and Robert Priddy, (9) 5,000 shares were purchased by Mr. Cooperman, (10) 200,000 shares were purchased by Interfase Capital Partners IV, L.P., an affiliate of Scott J. Hyten, (11) 100,000 shares were purchased by each of Flynn Corporation and Gallagher Corporation and (12) 300,000 shares were purchased by J.F. Shea Co., Inc.

   The holders of Preferred Stock are entitled to vote their shares of Preferred Stock on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the holders, except as otherwise required by applicable law. This means that each share of Preferred Stock will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

   Each share of Preferred Stock is convertible at any time (subject to the approval by our stockholders of an amendment to our Certificate of Incorporation to increase our number of authorized shares of common stock described below), at the option of the holder, into a number of shares of common stock determined by dividing the face value of the Preferred Stock (i.e. $10.00 per share) by the conversion price, initially $0.35 per share. The Preferred Stock will automatically convert into shares of common stock at the then applicable conversion price upon either a public offering or private placement of our common stock raising gross proceeds in excess of $25.0 million, in each case at a price per share in excess of $1.50 (as adjusted for stock splits, recapitalizations and other similar events). In addition, the Preferred Stock will also automatically convert into shares of common stock at the then applicable conversion price if the closing bid price for our common stock has traded at twice the conversion price for a period of 20 consecutive trading days, so long as our common stock is trading on a national securities exchange or the Nasdaq Small Cap or National Market and the shares issuable upon conversion of the Preferred Stock are registered for resale under the Securities Act of 1933. The initial $0.35 conversion price of the Preferred Stock is subject to adjustment for stock splits, recapitalizations and other similar structural events. In addition, if our average closing bid price for our common stock for the 20 trading days preceding August 21, 2002 is less than the then applicable conversion price, the conversion price will automatically be reset to such lower price. In addition, the conversion price is subject to adjustment in the event we issue securities at a price per share less than the then current market price of our common stock or the conversion price, subject to certain exceptions.

   We currently do not have sufficient shares of common stock authorized under our Certificate of Incorporation to cover all shares of our common stock that we may be required to issue upon conversion of the Preferred Stock and exercise of the warrants described below. Our board of directors has approved an amendment to increase the authorized number of shares of common stock to 500,000,000 and this amendment will be considered at our annual meeting of stockholders which will be noticed and held in the near future. The purchasers of Preferred Stock and Dr. Koop and Mr. Hackett have each agreed to vote their shares of Preferred Stock in favor of this amendment at our annual meeting.

Warrants

   In connection with the private placement, we issued warrants to purchase an aggregate of 6,142,857 shares of common stock (the "Agency Warrants") to Commonwealth and the Prime Investor Warrants to purchase an aggregate of 2,721,426 shares of common stock to Prime. We also issued to Prime the Prime Warrants to purchase an aggregate of 3,629,000 shares of common stock . The Agency Warrants, the Prime Investor Warrants and the Prime Warrants have an exercise price of $0.35 per share, subject to adjustments under certain circumstances, and each of the warrants has a five-year term. The Agency Warrants and the Prime Investor Warrants are exercisable in full immediately. The Prime Warrants are exercisable immediately for up to 25% of the shares of common stock underlying the Prime Warrants and for up to an additional 25% of the shares of common stock underlying the Prime Warrants on the first, second and third anniversaries of the completion of the private placement.

   The Prime Investor warrants were issued to certain of our executive officers, Proposed Directors, beneficial owners of 5% or more of our common stock or their affiliates, as follows: (1) warrants to purchase 285,714 shares of common stock were issued to Prime Ventures, LLC, of which Mr. Rosenblatt and Mr. Cespedes are Managing Members, (2) warrants to purchase 142,857 shares of common stock were issued to Highview Ventures, LLC, of which Mr. Rosenblatt is the sole Managing Member, (3) warrants to purchase 1,142,857 shares of common stock were issued to Mr. Geller and (4) warrants to purchase 71,429 shares of common stock were issued to Vandeman Holdings LLC, of which Mr. Vandeman is the Managing Member.

   Finally, in connection with the consummation of the private placement, we restructured certain warrants we had previously issued to Commonwealth and an affiliate in connection with a bridge loan and line of credit extended to us by Commonwealth and its affiliate. These warrants (the "Bridge Warrants") are now exercisable to purchase 14,785,714 shares of common stock for an exercise price of $0.35 per share. They have a seven year term and become exercisable November 1, 2000, subject to acceleration in the event of a merger or sale transaction involving the company.

Compensation to Placement Agent; Repayment of Bridge Loan; Other Transaction Expenses

   In connection with the private placement, we agreed to (i) pay Commonwealth a cash fee equal to 7% of the gross proceeds resulting from the sale of the Preferred Stock ($1,925,000 in total); (ii) issue to Commonwealth the Agency Warrant to purchase 6,142,857 shares of common stock at an exercise price of $0.35 per share, subject to adjustment; (iii) reimburse Commonwealth for expenses incurred by it in connection with the private placement, up to a maximum of $350,000; and (iv) pay Commonwealth an advisory fee of $600,000. Under the above arrangements, we paid an aggregate of $2,875,000 from the proceeds of the private placement to Commonwealth and its affiliates, excluding the amounts described below that we used to repay the outstanding balance under loans previously extended to us by Commonwealth and an affiliate.

   Prior to the consummation of the private placement, Commonwealth and an affiliate provided us with a $1.5 million bridge loan and a $3.0 million standby line of credit, of which we had drawn $400,000. In connection with these loans, we issued warrants to Commonwealth and its affiliate. As described above, the terms of these warrants were restructured in connection with the private placement and the Bridge Warrants are now exercisable to purchase 14,785,714 shares of common stock for at an exercise price of $0.35 per share. We used proceeds from the private placement to repay in full all amounts owed under the bridge loan and our $400,000 balance outstanding under our $3.0 million line of credit, plus interest to the date of repayment.

   We have also agreed to pay the legal fees and expenses incurred by our new management team and Prime Ventures, LLC in connection with the private placement, up to a maximum of $75,000.

   We have also engaged Commonwealth as a non-exclusive financial advisor in connection with merger and acquisition transactions and have agreed to pay to Commonwealth between 0.5% and 1.0% of the total consideration paid or received by us in any such transaction identified by Commonwealth.

Registration Rights

   We have entered into an Amended and Restated Registration Rights Agreement with Commonwealth, the investors that acquired our securities in connection with the private placement, and certain other parties who obtained securities in the transactions described above. Under this agreement, we are obligated to register for resale the common stock underlying the Preferred Stock, the Bridge Warrants, the Agency Warrants, the Prime Investor Warrants and the Prime Warrants. We are required to cause a registration statement covering these securities to be declared effective no later than nine months following the completion of the private placement. In addition, we have agreed to grant the holders of these securities unlimited "piggyback" registration rights. The rights are subject to rights granted previously to other investors in respect of privately placed securities issued by us, including a number of creditors who accepted common stock as partial payment for amounts otherwise payable to them. As a result, we expect to file at least two resale registration statements in the near future.

Capitalization Following Private Placement

   As of July 31, 2000, we had outstanding 34,912,016 shares of common stock and, on an as converted basis, the Preferred Stock represents approximately 69.3% of our outstanding common stock. In addition to the 78,572,000 shares of common stock issuable upon conversion of the Preferred Stock (assuming our stockholders approve an increase in our authorized capital to allow for the conversion of the Preferred Stock and no adjustment in the conversion price), our presently outstanding common stock excludes:

  . the 6,142,857 shares of common stock issuable upon exercise of the Agency
    Warrants issued to Commonwealth in connection with the private placement;

  . the 2,721,426 shares of common stock issuable upon exercise of the Prime
    Investor Warrants issued to certain investors in connection with the private placement;

  . the 3,629,000 shares of common stock issuable upon exercise of the Prime
    Warrants issued to Prime in connection with the private placement;

  . the 13,371,000 shares of common stock issuable upon exercise of the options granted to our new management team and certain other new employees;

  . 14,785,714 shares issuable (for an exercise price of $0.35 per share) upon exercise of the Bridge Warrants;

  . 13,040,092 shares issuable upon the exercise of the options outstanding pursuant to stock-based employee compensation plans or to consultants, of which 4,089,248 have exercise prices of $2.00 per share and above and 8,950,844 have exercise prices below $2.00 per share (including options that are subject to future vesting requirements);

  . 33,482 shares issuable upon the exercise of warrants held by a stockholder of the company with an exercise price of $4.78 per share; and

  . approximately 2,500,000 shares issuable upon exercise of warrants held by a former business partner of which an estimated 1,780,000 have an exercise price of $8.60 per share and 820,000 have an exercise price of $1.25 per share.

Changes to the Board of Directors

   Our new Chief Executive Officer, Richard M. Rosenblatt, became a director following the initial closing of the private placement. He joined C. Everett Koop, Donald W. Hackett, Nancy L. Snyderman and John F. Zacarro on our board of directors.

   Under an agreement that we entered into with Commonwealth in connection with the private placement, we agreed that for so long as 400,000 shares of Preferred Stock remain outstanding, we will use our reasonable efforts to cause to be elected to our board two designees of Commonwealth and two designees of the holders of Preferred Stock. We expect Nancy L. Snyderman and John F. Zacarro will resign as directors and that Edwin M. Cooperman and Joseph P. Wynne will become directors as Commonwealth's designees and Marshall S. Geller and Scott J. Hyten will become directors as designees of the Preferred Stock investors. In addition, it is expected that our new board will nominate and elect George A. Vandeman as an additional director. This shift in board composition cannot take place until at least ten days after this information statement is filed with the SEC and mailed to stockholders.

Management

   Upon consummation of the initial closing of the private placement, Donald W. Hackett resigned as our Chief Executive Officer and Susan M. Georgen-Saad resigned as our acting Chief Financial Officer. We expect to continue to pay Mr. Hackett's annual salary for up to one year, and Ms. Georgen-Saad continues to provide certain consulting services to the Company. Our new management team includes Richard M. Rosenblatt as Chief Executive Officer, Edward A. Cespedes as President and Chief Operating Officer and Stephen Plutsky as Chief Financial Officer. Each of Messrs. Rosenblatt, Cespedes and Plutsky has entered into employment agreements with the company. The agreements provide that these individuals will dedicate the portion of their business time and attention as is determined by the Board of Directors to be necessary to satisfy their respective obligations under their employment agreements, which shall in any event not be less than a majority of their business time. Mr. Rosenblatt will be paid an annualized base salary of $100,000 for the fist six months of employment and an annualized base salary of $175,000 thereafter. Mr. Cespedes and Mr. Plutsky will each be paid an annualized base salary of $150,000.

   In connection with their entering into employment agreements with us, Mr. Rosenblatt was granted options to purchase 7,837,000 shares of common stock, Mr. Cespedes was granted options to purchase 2,600,000 shares of common stock and Mr. Plutsky was granted options to purchase 1,417,000 shares of common stock, in each case with an exercise price of $0.35 per share. Of these options, 25% vested on the date of grant and the balance will vest in annual installments over three years. Vesting is accelerated in the event of a change of control of the company and in the event of a termination without cause or for good reason under the applicable employment agreements.

   In addition to the options granted to Messrs. Rosenblatt, Cespedes and Plutsky, we issued an additional 1,517,000 options to certain new employees who joined the company along with the new management team. These options generally contain similar vesting provisions.

   Dr. Koop and Messrs. Rosenblatt, Hackett, Cespedes, Plutsky and Scalpati have also entered into lock-up agreements with Commonwealth pursuant to which they have agreed that for a period of twelve months from August 28, 2000, none of them may transfer any securities of the Company held by them or acquired during the lock-up period. Commonwealth, in turn, may not transfer any of its warrants or the underlying shares unless each of Messrs. Rosenblatt, Cespedes and Plutsky and certain other individuals have been released from their lock-up provisions. The Prime Investor Warrants are subject to similar lock-up provisions.

                               LEGAL PROCEEDINGS

   We are aware that several law firms have disseminated press releases announcing that one or more of these law firms is filing or has filed a class action lawsuit against the Company. The first such lawsuit was filed on or about July 14, 2000 in the United States District Court for the Western District of Texas on behalf of purchasers of the securities of drkoop.com, Inc. alleging violations of the federal securities laws in a case captioned as William Gambino, on behalf of himself and other [sic] similarly situated, vs. drkoop.com, Inc., Donald Hackett, C. Everett Koop, Nancy Snyderman, John F. Zaccaro and Neal K. Longwill. We are aware that seven additional lawsuits (most of which are substantially identical to each other) have also been filed. To date we have been served with process or received formal requests to waive process in most of these actions. Other lawsuits may have been filed that we are not aware of. Each suit that we are aware of alleges violations of the federal securities laws and lists as defendants drkoop.com, Inc. and certain present and prior directors and officers of the Company. The Company has not yet responded to the complaints in any of these actions. It is common for multiple similar lawsuits such as those described above to be consolidated into a single case. We believe that the claims asserted in the lawsuits we are aware of are without merit and intend to defend these litigations vigorously. The SEC is conducting an investigation regarding the circumstances surrounding the allegations in the litigations described above, and has asked that the Company voluntarily provide information regarding such events and circumstances. The SEC has indicated that its request for information should not be construed as an indication by the SEC that any violation of the federal securities laws has occurred. In addition, we have also received a letter demanding that drkoop.com, Inc. assert various claims that the letter asserts that we have for alleged breaches of fiduciary duty and other matters against certain present and prior directors and officers in a stockholders derivative action. The alleged claims identified in this letter will be reviewed by our board of directors as required under applicable law.

   We cannot predict the outcome of the litigation or matters described above or the extent to which the costs of defense and any settlement or award will be covered by our insurance policies.

                        DIRECTORS AND EXECUTIVE OFFICERS

   As described above, at the next meeting of our board of directors, Mr. Zacarro and Dr. Snyderman will resign as directors of the Company. The following information relates to the members of our board of directors other than the Resigning Directors, our executive officers, and the Proposed
Directors:

Directors/Officers:      Age:                      Position:
-------------------      ----                      ---------
C. Everett Koop, M.D....  83  Chairman of the Board

Richard M. Rosenblatt...  30  Chief Executive Officer and Director

Donald W. Hackett.......  44  Director

Edwin M. Cooperman......  56  Proposed Director

Marshall S. Geller......  61  Proposed Director

Scott J. Hyten..........  39  Proposed Director

George A. Vandeman......  60  Proposed Director

Joseph P. Wynne.........  35  Proposed Director

Edward A. Cespedes......  36  President

Stephen Plutsky.........  31  Chief Financial Officer

Louis A. Scalpati.......  37  Senior Vice President, Chief Architect and Secretary

   Our board of directors is divided into three classes, Class I, Class II and Class III. Each of the Proposed Directors and Richard M. Rosenblatt will initially serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the discretion of the board of directors. The directors assigned to Class I shall serve for an initial term ending on the date of our first annual meeting next following April 1, 1999, the directors assigned to Class II shall serve for an initial term ending on the date of our second annual meeting next following April 1, 1999, and the directors assigned to Class III shall serve for an initial term ending on the date of our third annual meeting next following April 1, 1999. Thereafter, each director shall serve for a term ending on the date of our third annual meeting following the annual meeting at which such director was elected. C. Everett Koop and Donald W. Hackett are each Class III directors. The Proposed Directors and Richard M. Rosenblatt will be apportioned among Class I, Class II and Class III such that there are a total of two Class I directors, three Class II directors and three Class III directors.

                              BUSINESS EXPERIENCE

   C. Everett Koop, M.D. Dr. Koop has served as our Chairman of the Board of Directors since he co-founded drkoop.com in July 1997. Since 1992, Dr. Koop has served as the McInerney Professor of Surgery at the Dartmouth Medical School and as Senior Scholar at the C. Everett Koop Institute at Dartmouth. Dr. Koop is also a frequent lecturer on healthcare topics. An internationally respected pediatric surgeon, Dr. Koop was Surgeon-in-Chief of the Children's Hospital of Philadelphia from 1948 to 1981 and Editor-in-Chief of the Journal of Pediatric Surgery from 1964 to 1976. From 1994 to 1996, Dr. Koop was a director and ex-officio Chairman of the Board of Patient Education Media, Inc., a producer of medical video tapes which filed for bankruptcy protection in 1996. Dr. Koop was Surgeon General of the United States from 1981 to 1989. He was also appointed Director of the Office of International Health in May 1982. Dr. Koop is also the recipient of numerous honors and awards, including 35 honorary doctorates. Dr. Koop serves as our Chief Medical Officer. In this role, he oversees and sets policies and standards for all content on the website and keeps current with respect to medical issues in the political and national arenas. Dr. Koop is our liaison to the medical community. He is also our primary spokesperson, making many appearances on our behalf.

   Richard M. Rosenblatt. Mr. Rosenblatt was appointed to serve as our Chief Executive Officer and a designated director on August 22, 2000. Mr. Rosenblatt currently serves as Chairman, Chief Executive Officer and Managing Director of Prime Ventures, LLC and is a member of its Management Committee. Prime Ventures is a venture capital fund investing primarily in early stage Internet companies. Mr. Rosenblatt co-founded iMALL, Inc. in October 1994 and served as Executive Vice President of iMALL until June 1997 when he became Chief Executive Officer. In January 1998, he was elected as Chairman of iMALL's Board of Directors. In October 1999, iMALL merged with Excite@Home. Until March 2000, Mr. Rosenblatt served as Excite@Home's Senior Vice President of E-Business Services.

   Donald W. Hackett. Mr. Hackett served as our President, Chief Executive Officer and a director since he co-founded drkoop.com in July 1997. On August 22, 2000 he resigned from his positions of President and Chief Executive Officer. From January 1996 until joining drkoop.com, Mr. Hackett served in various management positions, including President and Chief Executive Officer of Tradewave Corporation, an Internet network security company. From September 1988 until December 1995, Mr. Hackett served as Senior Vice President of Physician Computer Network, Inc., a provider of practice management services. While employed at Physician Computer Network, Inc., Mr. Hackett successfully implemented the first provider-centric, computer-based pay-per-view-advertising network, and initiated direct data interchange transactions between laboratories, pharmacies and hospitals with practice management systems.

   Edwin M. Cooperman. Edwin Cooperman is Chairman of the Board of Tutor Time Learning Systems, Inc., a privately held company engaged in pre-school education and childcare. He is also a principal of T.C. Solutions, a privately held investment and financial services consulting firm. Previously, Mr. Cooperman was Chairman of the Travelers Bank Group and Executive Vice President, Travelers Group, where he was responsible for strategic marketing, the integration of Travelers brands and products, joint and cross marketing efforts and corporate identity strategies, as well as expanding the Travelers Bank Group's credit card run in portfolios. After joining Travelers in 1991, Mr. Cooperman became Chairman and CEO of Primerica Financial Services Group, which comprises Primerica Financial Services, Benefit Life Insurance Company and Primerica Financial Services Canada. Previous to this, Mr. Cooperman had a distinguished career at American Express where he ultimately became Chairman and Co-Chief Executive of Travel Related Services, North America responsible for the core North American businesses of that company. He went on to become an associate professor at the U.S. Military Academy at West Point.

   Marshall S. Geller. Mr. Geller is currently the Chairman and Chief Executive Officer of Geller & Friend Capital Partners, Inc. Mr. Geller has spent more than 30 years in Corporate Finance and Investment Banking, including twenty years as Senior Managing Director for Bear Stearns & Company, with oversight of all operations in Los Angeles, San Francisco, Chicago, Hong Kong and the Far East. Mr. Geller also helped pioneer the equity and investment banking business in Japan, Hong Kong and China. Mr. Geller currently serves as director on the board of several publicly traded companies including Hexcel Corporation (NYSE), Players International, Inc., ValueVision International, Inc., Ballantyne of Omaha, Inc. (NYSE), Cabletel Communications, Inc. and Stroud's, Inc. Mr. Geller has also served as Interim Co-Chairman of the Hexcel Corporation and Interim President and Chief Operations Officer of Players International, Inc. He presently serves as Chairman of the Investment Committee for both ValueVision International and Players International, Inc. and recently was appointed to serve on the Deans' Advisory Council for the California State University.

   Scott J. Hyten. Mr. Hyten has been a managing partner of Interfase Capital since 1999. In 1998, Mr. Hyten also briefly served as President of ActionSystems. Between 1996 and 1998, Scott Hyten was Senior Vice-President for Computer Sciences Corporation, managing the Financial Services markets in the US, Europe and the Pacific for all transactions in excess of $25 million. From 1992 to 1996, Mr. Hyten was employed at the Continuum Company where he founded the Company's outsourcing and services practices in the United States, Europe and the Pacific. The Continuum Company was sold to Computer Sciences Corporation in 1996.

   George A. Vandeman. From June 1995 through February 2000, Mr. Vandeman served as Senior Vice President and General Counsel of Amgen Inc., a global biotechnology company. In addition, from June 1998 through July 2000, Mr. Vandeman served as Senior Vice President, Corporate Development of Amgen. Prior to June 1995, Mr. Vandeman was a partner at Latham & Watkins, where he served as chairman of the firm's national Mergers and Acquisition Group.

   Joseph P. Wynne. Mr. Wynne is the Chief Financial Officer and a Financial Principal of Commonwealth Associates and ComVest Capital Partners, LLC, Commonwealth's merchant banking affiliate. Mr. Wynne is responsible for financial planning and overseeing the investments. His duties also include managing the firm's financial structure as well as assisting some of the firm's portfolio companies in managing their financial records. Mr. Wynne is also a member of the Executive and Compensation Committee at Commonwealth. Prior to joining Commonwealth in November 1993, Mr. Wynne was a supervisor in the Corporate Accounting department of Bear Stearns & Co., Inc, working directly with the Controller and Chief Financial Officer. In addition, he was an audit supervisor for the accounting firm of Goldstein, Golub, and Kessler where he specialized in financial services, hedge funds, and investment partnerships. Mr. Wynne is a Certified Public Accountant.

   Edward A. Cespedes. Mr. Cespedes was appointed as our President on August 22, 2000. Since May 2000, Mr. Cespedes has served as Vice Chairman and Managing Director of Prime Ventures, LLC and a member of Prime Ventures' Management Committee. His responsibilities at Prime Ventures include sourcing, structuring and executing investments on behalf of the firm and for partner companies. From 1996 to 2000, Mr. Cespedes was a Managing Director of Dancing Bear Investments where his responsibilities included venture capital investments, mergers, acquisitions, and finance. Concurrent with his position at Dancing Bear Investments, from 1998 to 2000, Mr. Cespedes also served as the vice president for corporate development for theglobe.com, where he had primary responsibility for all mergers, acquisitions and capital markets activities. In 1996, prior to joining Dancing Bear Investments, Mr. Cespedes was the director of corporate finance for Alamo Rent A Car. From 1988 to 1996, Mr. Cespedes worked in the Investment Banking Division of JP Morgan & Company, where he focused on mergers and acquisitions. Mr. Cespedes currently serves as a member of the board of directors of theglobe.com. Mr. Cespedes is also the chairman and founder of the Columbia University Hamilton Associates.

   Stephen Plutsky. Mr. Plutsky was appointed our Chief Financial Officer on August 22, 2000. Since May 2000, Mr. Plutsky has served as the Chief Financial Officer for Prime Ventures. Prior to joining Prime Ventures, Mr. Plutsky was the Controller for Excite@Home E-Business Services ("EBS") and prior to that, of iMALL, Inc. Prior to joining iMALL, Inc., Mr. Plutsky was a senior accountant with Singer, Lewak, Greenbaum & Goldstein in Los Angeles from 1993 to 1996. Mr. Plutsky is a Certified Public Accountant.

                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Agreements with Dr. C. Everett Koop

   Amended and Restated Name and Likeness Agreement. The terms of our historical agreements with Dr. C. Everett Koop, pursuant to which we obtained the ability to use his name, likeness, and image provided Dr. Koop the right to receive a percentage of the revenue received by us from certain activities. These royalty payments have been immaterial, aggregating $41,000 for the year ended December 31, 1999. Effective August 30, 1999, we amended and restated our agreement with Dr. Koop in its entirety to, among other things, eliminate the obligation to make any payments to Dr. Koop based on our revenues. Effective June 22, 2000, we again amended and restated our agreement with Dr. Koop in its entirety. This second amendment made the following principal changes to the agreement:

  . the term of the agreement was extended for an additional seven years and automatically renews for additional five year terms unless terminated by either party not more than 270 and not less than 180 days prior to the end of each term;

  . the compensation to Dr. Koop under the June 2000 agreement was options to purchase 214,400 shares of our common stock for an exercise price of $17.88 per share (the market price at the time of grant under the August 1999 agreement) which vest at a rate of approximately 8,900 shares per month and an option to purchase 1,000 shares of our common stock, immediately vested, at an exercise price of $1.50 per share.

   If the Dr. Koop agreement is terminated other than due to a breach or default by us, we have the right to use the name, image or likeness of Dr. C. Everett Koop on a non-exclusive basis, and we have the right to use the name, image or likeness of Dr. C. Everett Koop on an exclusive basis with respect to any products or services involving or related to Internet-based health information, healthcare related software services and products, or electronic commerce for a period of five (5) years after the termination of the Dr. Koop agreement. Additionally, the name, image or likeness may not be licensed or otherwise conveyed to any direct competitor. If we default in our obligations and do not promptly cure the default, Dr. C. Everett Koop may terminate the Dr. Koop agreement, no rebranding period will apply and we would lose all rights to use Dr. C. Everett Koop's name, image and likeness on the 90th day after such termination. Dr. C. Everett Koop may under certain circumstances also terminate the Dr. Koop agreement upon a change in control of our company to which Dr. Koop does not give his prior consent, in which event the agreement automatically terminates and all rights in the Koop name granted under the agreement immediately revert to Dr. Koop.

   Consulting Agreement. We are party to a letter agreement with Dr. Koop dated October 1, 1997. Under the agreement, which is for a three year term, we paid him $100,000 for the first year ended September 30, 1998, $135,000 for the second year ending September 30. These amounts represent the cash compensation payable to Dr. Koop for services provided to us as a consultant and director. Dr. Koop has also provided lecture services from time to time for which he has been separately compensated, and he has also been granted stock options to purchase an aggregate of 713,437 shares of common stock with a weighted average exercise price of $0.11 per share. The options vested immediately on the date of grant. For the year ended December 31, 1999, we accrued royalty fees of $41,000 and paid director's fees of $150,000 pursuant to the consulting agreement. We also reimbursed Dr. Koop for his travel and other expenses incurred on company business in the amount of $11,870.

Other Consulting Agreements with Directors

   John F. Zacarro. We are party to a letter agreement with Mr. Zacarro dated October 1, 1997. Under the agreement, which is for a three year term, we paid him $100,000 for the first year ended September 30, 1998, $135,000 for the second year ending September 30, 1999 and are obligated to pay him $150,000 in the third year ending September 30, 2000. These amounts represent the cash compensation payable to Mr. Zacarro for services provided to us as a consultant and director. He has also been granted stock options to purchase an aggregate of 938,437 shares of common stock with a weighted average exercise price of $0.08 per share. Options to purchase 225,000 shares were fully vested on July 17, 1999. The other options to purchase 713,437 shares of common stock vested immediately on the date of grant. For the fiscal year ended
December 31, 1999, we paid Mr. Zacarro $138,750 pursuant to the consulting agreement.

   Dr. Nancy L. Snyderman. We are a party to an agreement, dated June 1, 1998, with Dr. Snyderman. The Snyderman Agreement permits us to use the image, name and likeness of Dr. Snyderman in connection with healthcare-related software services and programs. The agreement is exclusive in that Dr. Snyderman may not enter into agreements with companies that directly compete with us, except that Dr. Snyderman may continue to act under any agreements she entered into prior to entering into this agreement. The term of the Snyderman Agreement is for three years subject to automatic renewal for additional three year terms unless terminated by either party within 60 days of the end of a given term. If the voluntary termination is requested by Dr. Snyderman and is not the result of a breach of default by us, we will have the right on a non-exclusive basis for two years following voluntary termination to rebrand approved software services and programs bearing the name, image or likeness or Dr. Snyderman. As a consideration for the Snyderman Agreement, we granted to Dr. Snyderman options to acquire 183,750 shares of our common stock with an exercise price of $0.16 per share. The options vested immediately on the date of grant. Our use of Dr. Snyderman's name, image or likeness is also subject to her prior written approval of the resulting programs, which may not be unreasonably withheld and which must be rendered within ten working days of our request.

Series C Financing

   On January 29, 1999, we received $3.5 million in cash and acquired 10% of the outstanding stock of HealthMagic, Inc., a subsidiary of Adventist Health System Sunbelt Healthcare Corporation, in exchange for 2,615,677 shares of our Series C convertible preferred stock, which was covered into an equivalent number of shares of common stock upon the closing of our initial public offering. The parties also entered into related agreements which provide for registration rights and specified transfer restrictions.

Series D Financing

   See "CHANGE OF CONTROL" above for a description of our Series D 8% Convertible Preferred stock financing and related transactions.

HealthMagic Transaction

   On January 29, 1999, we established a technology relationship with HealthMagic, Inc. ("HMI") a supplier of applications to Internet companies, whereby we contributed to them our Personal Medical Record product and received from them a license to use a broad range of Internet technologies, including a web-enabled personal medical record, personalization tools and security and authentication features. However, effective April 18, 2000, we entered into a Settlement Agreement and Mutual General Releases ("Settlement") pursuant to which our business relationship with HMI was terminated; HMI will transfer back to us the previously acquired intellectual property; we will rescind and return its 10% ownership of HMI and the Company agreed that it will not launch a personal medical record (as specifically defined in the underlying documentation) for a period of nine months after the date of the Settlement subject to a change in control exception. No cash payment was made and no drkoop.com equity securities were issued in connection with the termination of the relationship. Also in connection with the termination of the Health Magic relationship, Mardian Blair resigned from our board of directors; stock options held by Mr. Blair were vested; we agreed to register for resale shares of our common stock held by Adventist Health System Sunbelt Healthcare Corporation; and Dr. C. Everett Koop resigned from the board of directors of HMI.

   In addition, on January 29, 1999 we entered into a content subscription and software licensing agreement with Adventist for $500,000. The licensee fee was fully paid at the execution of the license, and no future payments by Adventist are required. Under the agreement, Adventist has the right, over a period of three years, to enroll affiliates in our Community Partner Program. Each Community Partner Program affiliate agreement has a term of one year.

Other Financing Agreement with Adventist

   On March 3, 1999, we entered into a loan agreement with Adventist. Pursuant to this agreement, Adventist was irrevocably obligated to loan to us the aggregate principal amount of up to $2.0 million at an interest rate of 7% per annum. As of March 31, 1999, we had borrowed the full $2.0 million under this agreement. Upon the closing of our initial public offering, the principal amount borrowed under this agreement and all accrued interest converted into common stock at a per share price of $7.43.

Transactions Involving Donald W. Hackett

   From July 1997 through March 1998, Donald W. Hackett loaned the company an aggregate of $216,043. On March 16, 1998, we issued 1,800,360 shares of common stock to Mr. Hackett in exchange for cancellation of this indebtedness. The conversion price was established by the board of directors based on their assessment of the fair market value of the common stock on the date of conversion.

   On April 3, 2000, we entered into a loan agreement with Mr. Hackett, our Chief Executive Officer and President, pursuant to which we loaned Mr. Hackett $966,000 under a secured promissory note. The note, bore no interest and was due on April 10, 2000. Mr. Hackett repaid the loan in full on April 10, 2000. Mr. Hackett is obligated to reimburse us for $600,000 in connection with the settlement of a third party litigation in February 2000 based on a cost splitting arrangement between us and him. We have been reimbursed the operating costs of the use of an aircraft partially owned by Mr. Hackett for business travel by company employees. These reimbursements totaled approximately $116,000. As only the operating costs were reimbursed, we believe these services were provided at a significantly lower cost than if provided by a third party.

Employment Agreements

   For a description of our employment agreements with Mr. Hackett and Mr. Scalpati, see below under "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS-- Employment Agreements with Named Executive Officers."

   For a description of our employment agreements with Messrs. Rosenblatt, Cespedes and Plutsky see above under "CHANGE OF CONTROL--Management."

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended December 31, 1999 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met, except that Mr. Helppie (a former director) filed a Form 3 late failing to report one transaction on a timely basis, and Dr. Koop, Mr. Blair (a former director), Mr. Everett (a former director), Ms. Georgen-Saad (a former executive officer), Dr. Snyderman and Mr. Helppie (a former director) each filed a Form 4 late each failing to report one transaction on a timely basis.

                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

   Our Board of Directors has an audit and a compensation committee, each of which consist of Mr. Zacarro and Dr. Snydermzn. We do not have a nominating committee. We are in compliance with the audit committee charter requirements of the Nasdaq National Market, and were in compliance with the committee composition requirement until the recent resignation of two members of the audit committee in anticipation of the appointment of new directors. We expect to have our audit committee reconstituted solely by certain of the Proposed Directors. To our knowledge, each of the Proposed Directors other than Mr. Wynne meets the independence tests of the Nasdaq National Market. The designations of the new audit committee members will take place at the first meeting of our board of directors after the ten day period following the filing of this information statement. During the fiscal year ended December 31, 1999, the Board had six meetings. The Company did not have any disagreements with any of the Resigning Directors.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

   The following table provides for the periods shown summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer and each of our four highest paid executive officers for the year ended December 31, 1999 (collectively referred to as the "named executive officers"). We were formed in 1997 and therefore did not compensate any of the named executive officers for a full fiscal year in 1997.

                           Summary Compensation Table

                                                                   Long Term
                                                                  Compensation
                                       Annual Compensation ($)  ----------------
                                      -------------------------    Securities
   Name and Principal                          Other Annual        Underlying
        Position         Year Salary  Bonus Compensation ($)(1) Options/SAR #(2)
   ------------------    ---- ------- ----- ------------------- ----------------
Donald W. Hackett....... 1999 244,350   --                             4,365
 President and Chief     1998 146,250   --                         2,061,975
  Executive Officer

Louis A. Scalpati....... 1999 194,492   --                             4,365
 Senior Vice President,  1998 129,750   --                           367,500
  Chief Architect
  and Secretary

--------
(1) Excludes perquisites and other personal benefits, securities or property aggregating less than $50,000 or 10% of the total annual salary and bonus reported for each named executive officer.

(2) The securities underlying the options are shares of common stock.

Option Grants During Year Ended December 31, 1999

   The following table sets forth specified information regarding options granted to each of the named executive officers during the year ended December 31, 1999. We have not granted any stock appreciation rights. The options were granted under our Amended and Restated 1997 Stock Option Plan, 1999 Plan and Bonus Agreements. In general, options granted under the Amended and Restated 1997 Stock Option Plan, 1999 Plan and Bonus Agreement vest over four years and expired on the tenth anniversary of the date of grant. The exercise price is equal to the fair market value of the stock on the date of grant.

   The percentage of total options granted to employees in the last fiscal year is based on an aggregate of 5,013,906 options granted in the last fiscal year to our employees and non-employee directors, and consultants, including options granted to the named executive officers. Potential realizable value amounts represent certain assumed rates of appreciation in stock price for a given exercise price only and assume the conversion or exchange of all options to purchase common stock. Actual gains, if any, on stock option exercises and holdings of the common stock are dependent on the future performance of such stock. There is not assurance that the amounts reflected will be realized. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock prices. Unless the market price of the applicable shares of the common stock appreciates over the option term, no value will be realized from the stock option grants made to the named executive officers.

                       Options Grants in Last Fiscal Year

                                                                                      Potential
                                                                                      Realizable
                                                                                       Value at
                                                                                    Assumed Annual
                             Individual Grants                                      Rates of Stock
                         --------------------------                                     Price
                         Number of                                                   Appreciation
                         Securities   % of Total                                      for Option
                         Underlying Options Granted                                      Term
                          Options   to Employees in Exercise Market                 --------------
Name                      Granted        1999        Price   Price  Expiration Date   5%     10%
----                     ---------- --------------- -------- ------ --------------- ------ -------
Donald W. Hackett.......   4,365            0%       $0.01   $9.00     01/01/09     63,920 101,782
Louis A. Scalpati.......   4,365            0%        0.01    9.00     01/01/09     63,920 101,782

Option Grants in 1999; Aggregate Option Exercises in 1999; 1999 Year-End Option Values

   The following table sets forth, on an aggregated basis, information regarding securities underlying unexercised options during the year ended December 31, 1999 by the named executive officers. The value in-the-money options is based on the fair market value at close of market on December 31, 1999 of $11.88 per share and is net of the exercise price:

                 Aggregate Option Exercises and Year-End Values

                                                                    Option Values at December 31, 1999
                                                            ---------------------------------------------------
                                                              Number of Securities
                                                             Underlying Unexercised     Value of Unexercised
                                                                   Options at          In-The-Money Options at
                                                             Fiscal Year-End(1) (#)      Fiscal Year-End ($)
                         Shares Acquired                    ------------------------- -------------------------
Name                     on Exercise (#) Value Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     --------------- ------------------ ----------- ------------- ----------- -------------
Donald W. Hackett.......        --               --          1,127,682    1,550,846   $13,310,857  $18,219,874
Louis A. Scalpati.......        --               --          1,187,813        4,365    14,051,493       51,813

--------
(1) The securities underlying the options are shares of common stock.

Employment Agreements with Named Executive Officers

   Donald W. Hackett. We are a party to an employment agreement with Mr. Hackett, dated August 1, 1997, which was terminated on August 22, 2000. We expect to continue paying Mr. Hackett his current annual salary of $238,850 for up to one year following the date the agreement was terminated. For the year ended December 31, 1999, Mr. Hackett received a salary of $244,350. At the time of the termination of the agreement, his base salary is presently $238,850 after giving effect to a salary reduction implemented in June 2000. In addition, Mr. Hackett received a monthly car allowance of $700. In connection with the private placement, Mr. Hackett resigned from his positions as President and Chief Executive Officer.

   Louis A. Scalpati. We are a party to an employment agreement with Louis A. Scalpati, dated August 1, 1997. The term of the agreement is three years, although we may, by mutual agreement with Mr. Scalpati, extend the agreement for successive one-year terms. In June 2000 we mutually agreed to a one year extension of this contract. Pursuant to the agreement, we are obligated to pay Mr. Scalpati an initial annual salary of $145,000. This salary automatically increases by 20% at the end of each of the first three years of the agreement. For the year ended December 31, 1999, Mr. Scalpati received a salary of $194,492. His base salary is presently $173,400 after giving effect to the recently implemented salary reductions. In addition, Mr. Scalpati receives a monthly car allowance of $600 and is eligible for annual discretionary bonuses. In the event Mr. Scalpati's employment is terminated without cause or by reason of disability, he would receive a severance payment in an amount equal to his annual base salary. In the event Mr. Scalpati resigns or his employment is terminated without cause, he has agreed not to compete with us for a period of 12 months following the cessation of his employment.

Compensation Committee Interlocks And Insider Participation

   During fiscal year 1999, the Compensation Committee consisted of Dr. Snyderman and Jeffrey C. Ballowe and C. Carl Everett, Jr., none of who is (1) a present or former officer or employee of drkoop.com, or (2) engaged in any transactions described under the heading "Certain Related Transactions and Relationships," except that we are a party to a name and likeness agreement with Dr. Snyderman as described in that section.

Director Compensation

   Each member of our Board of Directors who is not a full-time employee, other than Dr. C. Everett Koop and Mr. John Zaccaro, is paid $1,500 for attendance at each board meeting and $750 for attendance at each meeting of a committee of the Board of Directors, and all directors are reimbursed for reasonable out-of-pocket expenses arising from their attendance at any meetings. Our 1999 Equity Participation Plan provides for the grant of options to non-employees directors:

  . Upon being elected to the Board of Directors, each non-employee director is granted an option to purchase 37,500 shares of our common stock; and

  . after each annual meeting, each non-employee director, other than Dr. C.
    Everett Koop and John Zacarro so long as they receive compensation under their respective consulting agreements, is granted an option to purchase 12,500 shares of our common stock, provided that no such subsequent annual grant will be made if the director was initially appointed within 90 days of the annual meeting.

   All options granted to non-employee directors vest in three equal annual installments and have a per share exercise price equal to the fair market value of a share of our common stock on the date of the grant.

                                   SIGNATURES

   In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          DRKOOP.COM, INC.

                                               /s/ Richard M. Rosenblatt
                                          By: _________________________________
                                                   Richard M. Rosenblatt
                                                  Chief Executive Officer

Dated: September 1, 2000